SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   013068101
                                 (CUSIP Number)
Marshall E. Eisenberg                       Carol L. Bernick
NEAL GERBER & EISENBERG                     2525 Armitage Avenue
Two North LaSalle Street, Suite 2200        Melrose Park, IL 60160
Chicago, Illinois  60602                   (708) 450-3051
(312) 269-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               February 21, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).



                                               Page 1 of 5 Pages

CUSIP NO. 013068101              13D                        Page 2 of 5 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CAROL L. BERNICK
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                    (a)
                                                    (b) X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen


                            7     SOLE VOTING POWER
            NUMBER
           OF SHARES               3,614,392
          BENEFICIALLY
            OWNED BY        8     SHARED VOTING POWER
              EACH
           REPORTING               2,216,191
             PERSON
              WITH          9     SOLE DISPOSITIVE POWER

                                   3,614,392

                           10     SHARED DISPOSITIVE POWER

                                   2,216,191


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,830,583
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
            Excluded are 600,000 Class B shares held directly by Bernick's spouse; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and
            11,121 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan.
            Bernick disclaims beneficial ownership of such shares.
                                                                   X
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     17.39%
    14      TYPE OF REPORTING PERSON *
                     IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

USIP NO. 013068101              13D                        Page 3 of 5 Pages


Item 1. Security and Issuer.

 Title of Class of Securities:  Class B Common Stock, $.22 par value per share ("shares" or "Class B shares")

 Name and Address of Issuer:    Alberto-Culver Company (the "Company")
                                2525 Armitage Avenue
                                Melrose Park, IL  60160

Item 2.  Identity and Background.

         (a) Name of Person Filing:   Carol L. Bernick ("Bernick")

         (b) Address:                 c/o Carol L. Bernick
                                      2525 Armitage Avenue
                                      Melrose Park, IL  60160

         (c) Principal Business:      Bernick, an individual, is a Director and
                                      Executive Vice-President and Assistant
                                      Secretary of the Company and President of Alberto-Culver USA, Inc., a subsidiary of the Company.

         (d) Prior Criminal Convictions:  None

         (e) Prior Civil Proceedings With
             Respect to Federal or State
             Securities Laws:             None

         (f) Place of Organization:       U.S. Citizen


Item 3.  Source and Amount of Funds or Other Consideration.

 On February 21, 1998, Bernick, as co-trustee of the LHL February 1996 Grantor Annuity Trust, u/a/d 2/21/96, fbo Leonard H. Lavin, Bernick's father
 ("Mr. Lavin"), transferred 264,307, 264,306, and 264,307 Class B shares to herself as co-trustee of each of the KSL Grantor Annuity Trust, u/a/d 9/15/93, fbo Bernick's sister (the "KSL Trust"), the SJL Grantor Annuity Trust, u/a/d 9/15/93, fbo Bernick's brother (the "SJL Trust"), and the CLB Grantor Annuity Trust, u/a/d 9/15/93, fbo Bernick (the "CLB Trust"), respectively. Also, on February 21, 1998, Bernick, as co-trustee of the BEL February 1996 Grantor Annuity Trust, u/a/d 2/21/96, fbo Bernice E. Lavin, Bernick's mother
 ("Mrs. Lavin"), transferred 264,307, 264,307, and 264,306 Class B shares to herself as co-trustee of each of the KSL Trust, SJL Trust and CLB Trust, respectively.

Item 4. Purpose of Transaction.

 Transfers of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

USIP NO. 013068101              13D                        Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

 (a)(i)Amount of Class B Shares Beneficially Owned: 5,830,583 shares total:
       316,248 shares directly; 1,595,591 shares held as co-trustee of the CLB Trust; 1,595,053 shares held as co-trustee of the SJL Trust; 1,595,054 shares held as co-trustee of the KSL Trust; 100,000 shares as trustee of the Lavin Survivorship Trust;300,600 shares held as co-trustee of a trust for Bernick's benefit; 320,000 shares held by Lavin Family Foundation (a charitable foundation of which Bernick is a Director and Vice President); and 8,037 shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

   (ii)Percentage of Class B Shares Beneficially Owned: 17.39% total: .94% directly; 4.76% as co-trustee of the CLB Trust;4.76% as co-trustee of the SJL Trust; 4.76% as co-trustee of the KSL Trust; .30% as trustee of the Lavin Survivorship Trust; .90% as co-trustee of a trust for Bernick's benefit; .95% as a Director and Vice President of Lavin Family Foundation and .02% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 33,532,480 Class B shares outstanding as of February 2,
       1998).

(b)    Number of Class B Shares as to Which Bernick Has:
       (i)    Sole power to vote:                          3,614,392
       (ii)   Shared power to vote:                        2,216,191(1)
       (iii)  Sole power to dispose:                       3,614,392
       (iv)   Shared power to dispose:                     2,216,191(1)

(1) Bernick shares the power to vote and dispose of the 1,595,591 shares in the CLB Trust with Marshall E. Eisenberg. Bernick also shares the power to vote and dispose of the 320,000 shares held by Lavin Family Foundation with Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 300,600 shares held by such trust with Mrs. Lavin. Certain information regarding Mr. Lavin, Mrs. Lavin and Mr. Eisenberg is presented below:

   (i) Name of Person:  (1)Leonard H. Lavin
                        (2)Bernice E. Lavin
                        (3)Marshall E. Eisenberg

  (ii) Address:         (1), (2)  2525 Armitage Avenue
                                  Melrose Park, Illinois  60160

                        (3)Neal, Gerber & Eisenberg
                           Two North LaSalle St., Suite 2200
                           Chicago, Illinois 60602
 (iii) Principal
       Business:        (1)Leonard H. Lavin, an individual, is a
                           Director and the Chairman of the Company

                        (2)Bernice E. Lavin, an individual, is a
                           Director and the Vice Chairman, Secretary and Treasurer of the Company

                        (3)Marshall E. Eisenberg, an individual, is an
                           attorney and a partner at the law firm,
                           Neal, Gerber & Eisenberg, Chicago, Illinois

USIP NO. 013068101              13D                        Page 5 of 5 Pages

(iv)     Prior Criminal
         Convictions:              None.

 (v)     Prior Civil
         Proceedings With
         Respect to Federal
         or State Securities
         Laws:                     None.

(vi)     Place of
         Organization:             U.S. Citizen.

 The foregoing does not reflect 100,200, 207,280 (includes options, which are immediately exercisable, to purchase 37,000 Class A shares) and 527,888 shares of Class A Common Stock of the Company ("Class A shares") owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and the Lavin Family Foundation, respectively. Also excluded are 600,000 Class B shares and 540,000 Class A shares held directly by Bernick's spouse; 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,121 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

 (c)      None, except as reported in Item 3 above.

 (d)      None.

 (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to be Filed as Exhibits.

          None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 1998




Signature:      /s/Carol L. Bernick

Name/Title:       Carol L. Bernick, Individually, and
                  as trustee or co-trustee of various
                  trusts for her benefit or the benefit
                  of her siblings.